United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2017

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Notification of Transactions of Directors

On January 6, 2017, GW Pharmaceuticals plc (the “Company”) granted the following awards to Directors over the Company’s ordinary shares par value £0.001 per share (the “Shares”) in the form of options (“Awards”) under the GW Pharmaceuticals plc Long-Term Incentive Plan, which was approved by shareholders on March 18, 2008:

Awards to executive Directors:

Name	Number of Ordinary Shares under this Option Award	Equivalent number of ADS’s under this Option Award
Justin Gover	445,980	37,165
Julian Gangolli	274,644	22,887
Chris Tovey	164,676	13,722
Adam George	164,676	13,722

25% of the Awards are in the form of market-priced options, whereby the options have an exercise price equivalent to the market price at market close on the day prior to grant ($117.74 per American Depositary Share (“ADS”), with each ADS representing 12 Shares). These options become exercisable on the third anniversary of the date of grant. Future gains upon exercise of these options will be linked to the extent of share price growth over the vesting period. The Remuneration Committee consider that this element of the Awards will help to ensure continuing alignment between executive and shareholders’ interests.

50% of the Awards are in the form of performance stock options, whereby the options will vest upon the third anniversary of the date of grant subject to certain corporate performance conditions having been achieved. In this case, vesting of half of the performance stock options will occur upon receipt from FDA of their confirmation of acceptance of an Epidiolex NDA filing and half will vest upon FDA grant of Epidiolex regulatory approval. The Remuneration Committee considers these particular milestones to be important elements of our agreed strategy and the key value drivers for the business at this time.

25% of the Awards are in the form of restricted stock options whereby these options are subject to a four year service condition and vesting period. 25% of the options will vest on each anniversary of the date of grant over the next four years. The Remuneration Committee consider that this element of the Awards should help to ensure retention of our team of executive Directors, a key factor for the Company’s future success.

In general, the Awards may be exercised at any time between the vesting date and the tenth anniversary of the date of grant. Our US based Directors will be required to exercise their performance stock and restricted stock options within six months of the vesting date. The exercise price of the performance stock option and restricted stock options is 0.1p per Share, being the par value of the Shares. Awards which do not vest at the end of the vesting period will lapse permanently.

These Awards are subject to an equity retention policy whereby the executive Directors are required to build up and retain an equity stake in the Company, which may include retained vested share options, representing an agreed multiple of salary, over a 5 year term.

Awards to non-executive Directors:

Name	Number of Ordinary Shares under this Option Award	Equivalent number of ADS’s under this Option Award
James Noble	27,804	2,317
Thomas Lynch	27,804	2,317
Cabot Brown	27,804	2,317

50% of the Awards will take the form of restricted stock options, with an exercise price equivalent to the nominal value of the Company’s Shares. These options will vest upon the third anniversary of the date of grant.

50% of the Awards take the form of Market-priced options, whereby the options have an exercise price equivalent to the market price at market close on the last trading day prior to grant ($117.74 per ADS). These options will vest on the third anniversary of the date of grant.

These Awards are made in accordance with the Company pay policy approved by shareholders at the Annual General meeting in February 2015 and represent the second grant made in accordance with the non-executive remuneration structure adopted by the Board at the end of 2015 following completion of a comprehensive peer-group benchmarking analysis by our independent remuneration advisers Willis Towers Watson.

These Awards are to be subject to an equity retention policy, whereby non-executive directors will generally be required to retain their vested options until they retire from the Company’s Board. However, vested Awards must be exercised by the tenth anniversary of the date of grant. Also, in the event that vesting of Awards leads to a crystallization of a tax liability, the option holders may seek prior approval to exercise and dispose of sufficient shares to cover the tax liability. Awards will lapse permanently if they remain unexercised on the tenth anniversary of grant.

Director Stock Trading Plan

On January 6, 2017, the Company was notified that Dr Geoffrey Guy, Chairman of the Company’s Board, has established a personal stock trading plan in accordance both with the guidelines established by Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended, as well as the Company’s policies with respect to insider sales. Dr Guy’s plan provides for the sale of up to 83,333 ADSs, between February 9, 2017 and May 31, 2017. Following the sale of these ADSs, Dr Guy will retain a beneficial interest in 11,847,856 Shares equivalent to 987,321 ADSs and 952,034 options over Shares, equivalent to 79,336 ADSs.

Other Events

Spokespersons of the Company plan to present the information in the presentation slides attached hereto as Exhibit 99.1 at various investor and analyst meetings scheduled during the week of January 9, 2017 and thereafter. The furnishing of the attached presentation is not an admission as to the materiality of any information therein. The information contained in the presentation is summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the Securities and Exchange Commission (the “SEC”) and other public announcements that the Company has made and may make from time to time by press release or otherwise. The Company undertakes no duty or obligation to update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing or furnishing of other reports or documents with the SEC, through press releases or through other public disclosures.

For further information, please contact:

GW Pharmaceuticals PLC	+44 (0)1980 557 000
Adam George, Company Secretary

Exhibits

99.1	Company Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: January 9, 2017